Exhibit 99.1
Caesarstone Reports First Quarter 2023 Financial Results

- Revenues of $150.6 Million -

- Net Loss Attributable to Controlling Interest of $3.8 Million, or Loss per share of $0.11 -

- Cash Flow from Operations of $7.9 Million -

- Initiates Global Restructuring Plan, Commencing with Closing Its Manufacturing Facility in Sdot-Yam,
Israel, Consolidating its Production Footprint and Rationalizing Operating Costs -

MP MENASHE, Israel – May 10, 2023 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its first quarter ended March 31, 2023.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “It is clear that Caesarstone has been lagging behind in its ability to generate profit and increase value for its shareholders. We aim to improve on these fronts and have begun a thorough review of all aspects of the business. We believe that swift actions, taken as part of a comprehensive restructuring plan, will allow us to leverage our strong brand and best in class products to address these issues. A major part of our effort has focused on improving our cash flow and we have already started to reap some benefits with positive cash flow from operations and an improved net cash position in the first quarter of 2023. We will continue to take actions to make broad improvements throughout the entire business.”

Shiran continued, “As a first major step in our restructuring plan, we have stopped production at our Sdot-Yam facility in Israel and are taking actions to permanently close the site. This difficult yet necessary step is expected to improve efficiencies, reduce costs and allow us to create a more agile Company as we streamline our production. The Sdot-Yam facility is our oldest plant. Our remaining facilities combined with our network of third-party manufacturers provide us with adequate capacity and the flexibility to efficiently serve our customers. We are confident that our Company can rise to its potential and we expect to deliver improved results in the years to come. We will continue to innovate, optimize our infrastructure, and enhance our competitive edge to improve our long-term growth and profitability.”

Manufacturing Facility Network and Cost Optimization Update

On May 9, 2023, the Company approved initial steps of restructuring actions across the Company’s operations, commencing with the closure of the manufacturing facility in Sdot-Yam, Israel, and a reduction in headcount of approximately 150 employees mostly associated with the facility. This part of the restructuring plan is intended to better align the Company’s organizational structure, streamline global production and drive additional cost efficiencies through an optimized manufacturing footprint.

The Sdot-Yam plant is the Company’s oldest facility. In February 2022, Israel adopted a long-term goal for the reduction of environmental emissions. Although that goal had not yet impacted operations at the Sdot-Yam facility, the Company determined that the required upgrades and modernization of the facility to meet the new regulations in the future would require an impractical level of investment into the facility, further contributing to the decision to close the facility.

In connection with the facility closure, the Company expects to incur estimated cash costs in the amount of $4.0 million to $8.0 million, related to operations, beginning in the second quarter of 2023 and continuing through the next 12 months. These estimated cash closure costs do not include a potential non-cash write-down on the long term non-cancellable lease agreement related to the facility, valid through 2032, which the Company aims to sublease in whole or in part through the remaining term of the lease.

The facility closure is intended to help improve the Company’s profitability and cash flow. Once fully implemented the Company expects to realize annualized cash savings of approximately $10.0 to $15.0 million, with the potential for additional cash savings if subleases are executed on the non-cancellable long-term facility lease agreement. Upon closure of the Sdot-Yam Facility, the Company will continue to maintain its high level of service to customers through its remaining manufacturing facilities and its third-party manufacturers.

Beyond the facility closure, the restructuring plan will focus on additional actions that can be taken to improve future profitability and cash flow.

First Quarter 2023 Results

Revenue in the first quarter of 2023 was $150.6 million, compared to $170.4 million in the prior year quarter. On a constant currency basis, first quarter revenue was down 8.9% year-over-year largely attributable to lower volume partially offset by the benefit of previously enacted pricing actions. Volumes were mainly impacted by global economic headwinds, particularly in renovation and remodeling channels, across our main regions.

Gross margin in the first quarter of 2023 was 19.7% compared to 25.3% in the prior year quarter. Adjusted gross margin in the first quarter was 19.7% compared to 25.4% in the prior year quarter. Most of the decrease in gross margin resulted from increased manufacturing unit costs due to lower fixed cost absorption resulting from lower capacity utilization, higher raw material costs and unfavorable foreign currency exchange rate fluctuations as a result of appreciation of the U.S dollar against all other currencies. This was partially offset by previously enacted pricing actions.

Operating expenses in the first quarter of 2023 were $35.5 million, or 23.6% of revenue, compared to $36.2 million, or 21.2% of revenue in the prior year quarter. The higher percentage is mainly due to lower revenues. Excluding legal settlements and loss contingencies, adjusted operating expenses were 24.5% of revenue, compared to 21.7% in the prior year quarter.

Operating loss in the first quarter of 2023 was a loss of $5.9 million compared to operating income of $7.0 million in the prior year quarter. The decrease mainly reflects lower gross margin as well as higher operating expenses.

Adjusted EBITDA in the first quarter of 2023, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $0.7 million, representing a margin of 0.5%. This compared to adjusted EBITDA of $15.7 million, representing a margin of 9.2% in the prior year quarter. The year-over-year decrease primarily reflects the lower operating income.

Finance income in the first quarter of 2023 was $2.3 million compared to finance income of $1.3 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations on assets and liabilities denominated in currencies other than the US Dollar.

Net loss attributable to controlling interest for the first quarter of 2023 was $3.8 million compared to net income of $6.2 million in the prior year quarter. Net loss per share for the first quarter was $0.11 compared to diluted net income per share of $0.18 in the prior year quarter. Adjusted diluted net loss per share for the first quarter was $0.17 on 34.6 million shares, compared to adjusted diluted net income per share of $0.14 in the prior year quarter on a similar share count.

Balance Sheet & Liquidity

During the first quarter, the Company generated positive cash flow from operations of $7.9 million compared to cash used in the amount of $23.3 million in the first quarter of 2022. As of March 31, 2023, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits and short-term marketable securities of $51.7 million and total debt to financial institutions of $18.4 million. The Company’s net cash position as of March 31, 2023, was $33.3 million compared to $28.2 million as of December 31, 2022.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors. No dividend is paid if it would be less than $0.10 per share. Pursuant to the Company’s dividend policy, the Company will not pay a dividend for the first quarter of 2023, based on its reported net loss attributable to controlling interest for the period.

Outlook

Based on the actions and initiatives underway, the Company has amended its full year outlook to align with its focus on cash flow. With headwinds such as slow macroeconomic conditions and volatile business trends, which may be offset by tailwinds that include lower raw material and shipping costs and restructuring efforts, the Company is no longer providing an outlook for full year revenues or Adjusted EBITDA margin. The Company will prioritize cash flow and expects to generate positive cash flow from operations and end the year with an improved net cash position based on inventory reductions and other working capital improvements, along with cost optimization efforts.

Webcast and Conference Call Details

The Company will host a webcast and conference call today, May 10, 2023, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-844-825-9789 and 1-412-317-5180, respectively. The toll-free Israeli number is 1 80 921 3284. Upon dialing in, please request to join the Caesarstone First Quarter 2023 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10177537. The replay will be available beginning at 12:30 p.m. ET on Wednesday, May 10, 2023 and will last through 11:59 p.m. ET on Wednesday, May 17, 2023.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, Twitter, YouTube, Pinterest, and Instagram

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the restructuring plan, the closure of the Sdot Yam Facility, the estimated closure costs and the estimated potential savings relating to the facility closure, the ability to sublease all or part of the facility covered by the long-term non-cancellable lease agreement, the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the implementation of the proposed restructuring plan, the closure of the Sdot Yam Facility, the estimated closure costs and ability to realize potential savings relating to the closure, the ability to sublease all or part of the facility covered by the long-term non-cancellable lease agreement, the impact of the COVID-19 pandemic on end-consumers, the effects of global economy and geo-politics on the Company’s business and operations; managing constraints in the global supply chain, raw material shortages, increased prices and effects of challenges in global shipping and transportation; Company’s ability to pass all or some of these increases to its customers;  the strength of the home renovation and construction sectors; intense competitive pressures; disruptions to our information technology systems globally, including by deliberate cyber-attacks; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; fluctuations in currency exchange rates against the U.S. Dollar; Company’s ability to raise funds to finance our current and future capital needs; Company’s ability to build-out and expand into certain markets and successfully integrate our acquisitions; the Company’s ability to effective manage its relationship with key suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with our operations and products; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; the success of our expansion efforts in the United States; the extent of the Company’s ability to meet its ESG goals and targets, management of GHG and other emissions; the impacts of conditions in Israel, such as negative economic, labor or geopolitical events; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2023, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Further, the estimates of the charges and expenditures that the Company expects to incur in connection with the restructuring plan and facility closure and the timing thereof, are subject to a number of assumptions, and actual amounts may differ materially from estimates. In addition, the Company may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur, including in connection with the implementation of the restructuring plan and facility closure.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$45,987	$52,081
Short-term available for sale marketable securities	5,729	7,077
Trade receivables, net	81,555	77,898
Other accounts receivable and prepaid expenses	30,096	32,570
Inventories	211,179	238,232

Total current assets	374,546	407,858

LONG-TERM ASSETS:

Severance pay fund	3,530	3,410
Deferred tax assets, net	16,698	16,251
Long-term deposits and prepaid expenses	3,175	3,255
Operating lease right-of-use assets	138,633	144,098
Long-term available for sale marketable securities	-	-
Property, plant and equipment, net	165,716	169,292
Intangible assets, net	8,183	8,817
Goodwill	-	0

Total long-term assets	335,935	345,123

Total assets	$710,481	$752,981

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$14,068	$26,135
Trade payables	48,835	62,194
Related parties and other loans	303	283
Short term legal settlements and loss contingencies	16,034	17,595
Accrued expenses and other liabilities	59,845	58,777

Total current liabilities	139,085	164,984

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	4,367	4,823
Legal settlements and loss contingencies long-term	15,793	19,572
Deferred tax liabilities, net	3,214	4,288
Long-term lease liabilities	117,691	124,353
Accrued severance pay	4,763	4,750
Long-term warranty provision	1,252	1,262

Total long-term liabilities	147,080	159,048

REDEEMABLE NON-CONTROLLING INTEREST	8,022	7,903

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	163,746	163,431
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(10,733)	(9,578)
Retained earnings	307,927	311,839

Total equity	416,294	421,046

Total liabilities and equity	$710,481	$752,981

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2023	2022
	(Unaudited)

Revenues	$150,633	$170,438
Cost of revenues	121,031	127,266

Gross profit	29,602	43,172

Operating expenses:
Research and development	1,046	904
Sales and Marketing	21,825	23,375
General and administrative	13,979	12,787
Legal settlements and loss contingencies, net	(1,330)	(876)

Total operating expenses	35,520	36,190

Operating income (loss)	(5,918)	6,982
Finance income, net	(2,336)	(1,348)

Income (loss) before taxes	(3,582)	8,330
Taxes on income (loss)	269	1,674

Net income (loss)	$(3,851)	$6,656

Net loss (income) attributable to non-controlling interest	73	(428)

Net income (loss) attributable to controlling interest	$(3,778)	$6,228
Basic net income (loss) per ordinary share (*)	$(0.11)	$0.18
Diluted net income (loss) per ordinary share (*)	$(0.11)	$0.18
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	34,513,374	34,474,401
Weighted average number of ordinary shares used in computing diluted income (loss) per ordinary share	34,513,374	34,561,428

(*) The numerator for the calculation of net income (loss) per share for the three months ended March 31, 2023 and 2022, has been decreased by approximately $0.1 and $0.1 million respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Three months ended March 31,
U.S. dollars in thousands	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net income (loss)	$(3,851)	$6,656
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	7,571	9,200
Share-based compensation expense	316	388
Accrued severance pay, net	(107)	(36)
Changes in deferred tax, net	(1,553)	(1,793)
Capital (gain) loss	61	(1)
Legal settlemnets and loss contingencies, net	(1,330)	(876)
Increase in trade receivables	(3,714)	(11,143)
Decrease in other accounts receivable and prepaid expenses	3,180	4,661
Decrease (increase) in inventories	26,750	(23,982)
Decrease in trade payables	(18,159)	(1,472)
Decrease in warranty provision	(17)	(60)
Changes in right of use assets	5,495	5,921
Changes in lease liabilities	(7,058)	(7,450)
Contingent consideration related to acquisitions	78	-
Amortization of premium and accretion of discount on marketable securities, net	34	89
Changes in Accrued interest related to Marketable Securities	(23)	5
Decrease in accrued expenses and other liabilities including related parties	264	(3,367)
Impairment of goodwill and long-lived assets	-	-
Net cash provided by (used in) operating activities	7,937	(23,260)

Cash flows from investing activities:

Purchase of property, plant and equipment	(2,935)	(5,450)
Proceeds from sale of property, plant and equipment	5	3
Maturity of marketable securities	1,400	6,001
Decreae in long term deposits	78	187

Net provided by (used in) investing activities	(1,452)	741

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(12,620)	(1,001)
Repayment of a financing leaseback related to Bar-Lev transaction	-	(333)

Net cash provided used in financing activities	(12,620)	(1,334)

Effect of exchange rate differences on cash and cash equivalents	41	71

Decrease in cash and cash equivalents and short-term bank deposits	(6,094)	(23,782)
Cash and cash equivalents and short-term bank deposits at beginning of the period	52,081	74,315

Cash and cash equivalents and short-term bank deposits at end of the period	$45,987	$50,533

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	308	(837)

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2023	2022
	(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$29,602	$43,172
Share-based compensation expense (a)	68	90
Amortization of assets related to acquisitions	72	78
Adjusted Gross profit (Non-GAAP)	$29,742	$43,340

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2023	2022
	(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(3,851)	$6,656
Finance income, net	(2,336)	(1,348)
Taxes on income	269	1,674
Depreciation and amortization	7,571	9,200
Legal settlements and loss contingencies, net (a)	(1,330)	(876)
Contingent consideration adjustment related to acquisition	78	-
Share-based compensation expense (b)	316	388
Adjusted EBITDA (Non-GAAP)	$717	$15,694

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2023	2022
	(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income (loss) attributable to controlling interest:
Net income (loss) attributable to controlling interest	$(3,778)	$6,228
Legal settlements and loss contingencies, net (a)	(1,330)	(876)
Contingent consideration adjustment related to acquisition	78
Amortization of assets related to acquisitions, net of tax	535	501
Share-based compensation expense (b)	316	388
Non cash revaluation of lease liabilities (c)	(1,705)	(1,928)
Total adjustments	(2,106)	(1,915)
Less tax on non-tax adjustments (d)	158	(385)
Total adjustments after tax	(2,264)	(1,530)

Adjusted net income (loss) attributable to controlling interest (Non-GAAP)	$(6,042)	$4,698
Adjusted earning (loss) per share (e)	$(0.17)	$0.14

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Tax adjustments for the three months ended March 31, 2023 and 2023, based on the effective tax rates.
(e)
In calculating adjusted (Non-GAAP) earning (loss) per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended March 31,		Three months ended March 31,
U.S. dollars in thousands	2023	2022
	(Unaudited)		YoY % change	YoY % change CCB

USA	$76,070	$85,237	(10.8)%	(10.8)%
Canada	18,324	23,734	(22.8)%	(17.6)%
Latin America	506	775	(34.7)%	(34.8)%
America's	94,900	109,746	(13.5)%	(12.3)%

Australia	25,396	25,539	(0.6)%	5.6%
Asia	6,999	9,725	(28.0)%	(25.3)%
APAC	32,395	35,264	(8.1)%	(2.9)%

EMEA	15,922	15,223	4.6%	10.7%

Israel	7,416	10,205	(27.3)%	(21.6)%

Total Revenues	$150,633	$170,438	(11.6)%	(8.9)%